Mail Stop 5546

      October 19, 2005


Jimmy L. Taylor
Chief Financial Officer
Healthaxis, Inc.
7301 North State Highway 161, Suite 300
Irving, TX 75039


RE:	Healthaxis Inc.
      Form 10-K for the Year Ended December 31, 2004
	File No.:  000-25797


Dear Mr. Taylor:

	We have considered your letters dated August 12th, September 23rd, and October 10th and the views expressed by the Company, its auditors, and representatives in a call with the staff on October 12th regarding the Company`s accounting for the Preferred Stock Modification Agreement (the agreement), consummated on June 30, 2004.
The agreement modified the terms of the existing Series A Convertible preferred stock and resulted in the issuance of warrants to purchase shares of the Company`s common stock. The shares of common stock that would be issued under the agreement for conversion of the preferred stock or exercise of the warrants represented approximately
54% of the Company`s common stock on a fully diluted basis as of December 31, 2004. The Company`s common stock is listed and trades on the Nasdaq SmallCap Market.

      The Company`s management valued the preferred stock and the warrants and later engaged a consultant to also provide a valuation of the preferred stock. Management`s valuation considered the market price of the Company`s common stock, because the preferred stock is convertible on a one-for-one basis into common stock, and applied a
40% discount due to the size of the block of shares of common stock into which the preferred stock was convertible. The consulting firm that prepared the independent valuation calculated the fair value of the preferred stock using several different valuation approaches, which included applying a blockage discount to the calculated value under each approach of 45%. Management applied the blockage discounts in the belief that the quoted price of the common stock was unreliable because the common stock was thinly traded, evidencing to them that the market was not active. Management also pointed to a large stock buyback 9 months earlier as support for the discount. In addition, management believed that the market could not readily absorb the increase in trading if all of the preferred stock was converted into common stock in light of the historical trading volume. The Company believes their methodology for measuring the fair value of the preferred stock issued under the agreement is in accordance with GAAP.

	There are many instances where GAAP states that available quoted market prices are evidence of the fair value of a financial instrument. Following are some of the references in GAAP that discuss required use of a quoted market price:

* Paragraph 5 of FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, indicates that the fair value of a financial instrument is the amount at which the instrument could be exchanged, requiring the use of a quoted market price if available.
* Paragraph 58 of Statement No. 107 rejects the suggestion that an active market does not exist in cases where a stock is thinly traded.
* Paragraph 58 of Statement No. 107 further states that quoted market prices, even in thin markets are relevant measures of fair value.
* Paragraph 3a of Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, states "The fair value of an equity security is readily determinable if sales prices or bid-and-asked quotations are currently available on a securities exchange registered with the Securities and Exchange Commission (SEC) or in the over-the-counter market, provided that those prices or quotations for the over-the-counter market are publicly reported by the National
Association of Securities Dealers Automated Quotations systems or by the National Quotation Bureau. Restricted stock2 does not meet that definition" [emphasis added because your stock is reported by NASDAQ].

References in GAAP also preclude blockage discounts, for example:

* Paragraph 6 of Statement No. 107 indicates that "the quoted price for a single trading unit in the most active market is the basis for determining market price and reporting fair value...even if ...a market`s normal volume for one day might not be sufficient to absorb the quantity..."
* Question 50 of the FASB Staff Implementation Guide to Statement 115, Accounting for Certain Investments in Debt and Equity Securities, states that adjusting the quoted market price is not permitted when determining fair value; and
* Footnote 3 of EITF 98-5, Accounting for Convertible Securities with
Beneficial Conversion Features or contingently Adjustable
Conversion
Ratios, states that quoted market prices should not be adjusted to reflect large block factors; the issue also gives guidance in instances where a quoted market price is not available.

      GAAP is clear that quoted market prices, exclusive of adjustments for large block factors and irrespective of a thin trading market, are the best evidence of fair value. As such, we believe your accounting for the agreement, specifically related to the valuation of the preferred stock, and the warrants if a blockage factor was included in the valuation model, is not in accordance with
GAAP.   Note that we reject the company`s claim that the stock
transaction that occurred 9 months before is evidence of the fair value of the securities issued under the agreement because the transaction was with a related party, the company`s principal owner, and therefore GAAP (FASB Statement No. 57, Related Party Disclosures) rejects such a transaction as being carried out on an arms-length basis. Also, while we encourage companies to use independent valuation specialists when they lack the necessary experience with valuation techniques or when valuation presents particular challenges because of the nature of the item being valued, management is nevertheless required to ensure that the fair value arrived at is in accordance with GAAP.

      We also believe that you have not appropriately considered the
GAAP literature in determining whether a beneficial conversion feature is embedded in the preferred stock. Paragraph 5 of EITF 98-5 requires that beneficial conversion features be valued separately at issuance of the convertible securities. The guidance further stipulates that the calculation of the beneficial conversion feature is the difference between the conversion price and the fair value of the common stock into which the security is convertible. Fair value under GAAP, as outlined above, is the quoted price of the Company`s common stock.

	In conclusion, we do not believe you have persuasive support for using a blockage discount in light of the clear guidance in GAAP that precludes such a practice. We also believe GAAP is clear in requiring the use of a quoted market price to determine fair value and that a thin market is not grounds to conclude that a market is not active. Therefore, please restate your financial statements to reflect the fair value of the preferred stock at the quoted price of the common stock on the date of the agreement. Also adjust your valuation of the warrants issued if the model used includes a similar discount.

      If you have any questions about this letter please contact me or Stephanie Hunsaker at (202) 551-3400.

						Sincerely,




						Carol A. Stacey
						Chief Accountant

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Mr. Jimmy L. Taylor
October 19, 2005
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